

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 3, 2008

By Facsimile and U.S. Mail
Mr. Peter Bojtos
Chief Executive Officer
Fischer-Watt Gold Company, Inc
2582 Taft Court
Lakewood, Colorado 80215

> **Re:     Fischer-Watt Gold Company, Inc**
> **Form 10-K for the Fiscal Year Ended January 31, 2008**
> **Filed on April 30, 2008**
> **Response Letter Dated May 2, 2008**
> **Response Letter Dated July 14, 2008**
> **Response Letter Dated November 12, 2008**
> **File No. 000-17386**

Dear Mr. Bojtos:

    We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated November 12, 2008 and have the following additional comments.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Draft Consolidated Financial Statements as of and for the Years Ended January 31, 2008 and January 31, 2007

1.  We note your response to comment one of our letter dated August 14, 2008. We note that you have classified $360,000 of compensation expense as a component of other income.  Please note that the expense related to share-based payment arrangements should be in the same line or lines as cash compensation paid to the same employee.  Refer to SAB Topic 14F.  Please revise or advise.

2.  We note that your draft January 31, 2008 financial statements have been restated to record the compensation expense associated with the issuance of stock options. Please disclose on the face of your financial statements that they have been restated.  In addition, in a note to your financial statements, include a description of the nature of the error and the effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented.  Refer to SFAS 154.

3.  We note that your draft Statement of Stockholders' Deficit includes an entry in the year ended January 31, 2006 to reflect the issuance of $360,000 of stock options to Additional Paid in Capital and Deferred Compensation.  Please note that under SFAS 123(R), recognition of the issuance of stock options should not occur until the related services are received.  Refer to paragraph 5 of SFAS 123(R).

4.  We note that your January 31, 2007 financial statements are reflected as "restated."  Please note that financial statements of subsequent periods need not repeat the disclosures required by SFAS 154.  Refer to paragraph 26 of SFAS 154.

5.  We note your response to comment three of our letter dated August 14, 2008.  Your disclosure provides that your principal executive and financial officers evaluated the effectiveness of your disclosure controls and procedures "(as defined in the Securities Exchange Act of 1934 Rules 13a 14(c))."  However, Exchange Act Rules 13a-15(e) and 15d-15(e) define disclosure controls and procedures.  Revise your citation to reference the correct rules.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.  You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments.  Please contact me at (202) 551-3683 with any other questions.

Sincerely,


Jill Davis
Branch Chief